Issuer Free Writing Prospectus dated January 15, 2014

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated January 13, 2014

Registration Statement No. 333-192862

MALIBU BOATS, INC.

Malibu Boats, Inc. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Raymond James & Associates, Inc. by telephone at 1-800-248-8863, or by email at prospectus@raymondjames.com, or by contacting Wells Fargo Securities, LLC by telephone at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

The registration statement (including the prospectus) is also available at:

http://www.sec.gov/Archives/edgar/data/1590976/000119312514009117/d621288ds1a.htm

The information in this free writing prospectus relates to the prospectus referred to above and should be read together with the prospectus before making an investment decision. Terms used herein but not defined herein shall have the respective meanings as set forth in the prospectus.

The Company is updating the disclosure in the “Prospectus Summary” section of the prospectus to include the following:

Recent Developments

Although our financial results for the three and six months ended December 31, 2013 are not yet finalized, the following information reflects our preliminary expectations with respect to our financial results based on information currently available to management:

Comparison of the Three Months Ended December 31, 2013 to the Three Months Ended December 31, 2012

Net Sales. We expect to report net sales between $43.6 million and $43.9 million for the three months ended December 31, 2013, compared to net sales of $37.8 million for the three months ended December 31, 2012, representing an increase of 15.3% to 16.1%. The increase in net sales is primarily attributable to an increase in unit sales volume as well as a higher average price per boat. We expect to report an increase in unit sales volume of 10.1% from 601 boats for the three months ended December 31, 2012 to 661 boats for the three months ended December 31, 2013, driven by increased dealer demand for our expanded product offering.

Adjusted EBITDA. We expect to report adjusted EBITDA between $8.2 million and $8.7 million for the three months ended December 31, 2013, compared to adjusted EBITDA of $6.8 million for the three months ended December 31, 2012, representing an increase of 20.6% to 27.9%. The increase in adjusted EBITDA was primarily a result of increased unit sales volume and higher margins per unit. For the definition of adjusted EBITDA, see “Prospectus Summary–Summary Historical and Pro Forma Consolidated Financial Data–GAAP Reconciliation of Non-GAAP Financial Measures” in the prospectus.

Comparison of the Six Months Ended December 31, 2013 to the Six Months Ended December 31, 2012

Net Sales. We expect to report net sales between $86.9 million and $87.2 million for the six months ended December 31, 2013, compared to net sales of $71.0 million for the six months ended December 31, 2012, representing an increase of 22.4% to 22.9%. The increase in net sales is primarily attributable to an increase in unit sales volume as well as a higher average price per boat. We expect to report an increase in unit sales volume of 14.9%, from 1,151 boats for the six months ended December 31, 2012, to 1,322 boats for the six months ended December 31, 2013, driven by increased dealer demand for our expanded product offering.

Adjusted EBITDA. We expect to report adjusted EBITDA between $16.4 million and $16.9 million for the six months ended December 31, 2013, compared to adjusted EBITDA of $12.3 million for the six months ended December 31, 2012, representing an increase of 33.4% to 37.4%. The increase in adjusted EBITDA was primarily a result of increased unit sales volume and higher margins per unit. For the definition of adjusted EBITDA, see “Prospectus Summary–Summary Historical and Pro Forma Consolidated Financial Data–GAAP Reconciliation of Non-GAAP Financial Measures” in the prospectus.

This preliminary information is the responsibility of management, reflects management’s good faith estimates based solely upon information available to us as of the date hereof and is not a comprehensive statement of our financial results for the three and six months ended December 31, 2013. The preliminary estimated financial results presented above are subject to the completion of our quarter-end financial closing procedures, which will not occur until after the completion of this offering. Our actual results may differ materially from these estimated ranges. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. The information presented above should not be considered a substitute for full unaudited quarterly financial statements prepared in accordance with GAAP.

Our independent registered public accounting firm, McGladrey LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary information. Accordingly, McGladrey LLP does not express an opinion or any other form of assurance with respect to the preliminary information. Therefore, you should not place undue reliance upon these preliminary estimates. These preliminary results should be read in conjunction with “History and Formation Transactions–Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included in the prospectus. For additional information, please see “Risk Factors” in the prospectus. In addition, these preliminary estimates for the three and six months ended December 31, 2013 are not necessarily indicative of the results to be achieved for the full fiscal year.